SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                SCHEDULE 14D-1
                                AMENDMENT NO. 2
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                 SCHEDULE 13D
                                AMENDMENT NO. 2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 _____________
                                REVCO D.S., INC.
                            (Name of Subject Company)
                                _____________

                              RITE AID CORPORATION
                          OCEAN ACQUISITION CORPORATION
                                  (Bidders)
                               _____________

                  COMMON STOCK, PAR VALUE, $.01 PER SHARE
                       (Title of Class of Securities)
                               _____________

                               761339 10 0
                  (CUSIP Number of Class of Securities)
                              _________________

                            FRANKLIN C. BROWN, ESQ.
                  EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                             RITE AID CORPORATION
                               30 HUNTER LANE
                      CAMP HILL, PENNSYLVANIA  17011
                         TELEPHONE: (717) 761-2633
      (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Bidders)

                             With a Copy to:

                         NANCY A. LIEBERMAN, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                            919 THIRD AVENUE
                         NEW YORK, NEW YORK  10022
                         TELEPHONE:  (212) 735-3000
                              _______________



                Ocean Acquisition Corporation, a Delaware corporation
               (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), hereby amend and supplement their Statement on Schedule 14D-1 (the
          "Schedule 14D-1"), filed with the Securities Exchange
          Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the
          "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No.2 to the Schedule 14D-1 also constitutes Amendment No.2 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 10   ADDITIONAL INFORMATION.

               (e) On December 12, 1995, Parent made the HSR Filing and accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 27, 1995 unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. In addition, Parent has received requests for information from three state attorneys general and intends to cooperate with such attorneys general.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 12, 1995     RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass

                                           Name:  Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer

                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass

                                           Name:  Martin L. Grass
                                           Title: President